September 27, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re:VV Markets LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 14

Filed September 5, 2023

File No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated September 21, 2023 from the staff of the Division of Corporate Finance - Office of Trade and Services (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Amendment No. 14 Filed September 5, 2023

General

1.Please revise to reconcile statements throughout the filing related to whether offering expenses will be reimbursed. In this regard, we note, as examples only, on pages iv, 35, and 43 you disclose that the Manager has assumed and will not be reimbursed for offering expenses. However, on pages 4, 138, and F-35, you indicate that the Manager may be reimbursed for the offering expenses.

The Company has revised statements throughout the Offering Statement to clarify that, while the Manager may be entitled to reimbursement of offering expenses under the Company’s operating agreement, the Manager has elected to waive reimbursement of offering expenses assumed by the Manager in connection with these series offerings.

2.We note the exhibit 6.102 of a Purchase Agreement with Purchase Orders between VV Markets, LLC and Vinvesto, Inc. for the various underlying assets. However, this exhibit does not appear to include receipts from all initial asset sellers, including purchases acquired from Uncorked. Please revise this exhibit to include receipts from all of the initial asset sellers, equaling the total consideration amount.

The Company has filed a revised exhibit 6.102 that includes the receipt from Uncorked that was inadvertently left off.

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company